
June 23, 2025

Sean Hsieh
Chief Executive Officer
Concreit Series LLC
1201 3rd Ave., Suite 2200
Seattle, WA 98101

>   **Re: Concreit Series LLC**
>   **Post-qualification Amendment No. 5 to**
>   **Offering Statement on Form 1-A**
>   **Filed June 12, 2025**
>   **File No. 024-12508**

Dear Sean Hsieh :

We have reviewed your amendment and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post Qualification Amendment to Form 1-A filed June 12, 2025

General

1.   Please include the pro forma financial information for Concreit Series 9308 SW 20th Street Oklahoma City OK, as this appears to be material to the company, or advise. In this regard, your revisions to your pro forma balance sheet should reflect the purchase of the property *as if* it occurred on December 31, 2024 and your revisions to your pro forma statement of operations should reflect the purchase of the property *as if* it occurred on January 1, 2024. Reference is made to Rule 8-05 of Regulation S-X and Article 11 of Regulation S-X.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

June 23, 2025
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-3357 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: Adam V. Arbonies, Esq.